

January 20, 2011

Steven M. Blondy
Chief Financial Officer
Dex One Corporation
1001 Winstead Drive
Cary, NC 27513

      Re: **Dex One Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 12, 2010
             Form 10-Q for the Quarterly Period Ended June 30, 2010
             File No. 001-07155

Dear Mr. Blondy:

      We have completed our review of your filings and do not have any further comments at this time.

                   Sincerely,

                   /s/ Celeste Murphy for
                   Larry Spirgel
                   Assistant Director